AdeptPros, Inc.

14301 87th Street, Suite 110

Scottsdale, AZ 85260

April 24, 2015

VIA EDGAR

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	AdeptPros Inc.

Registration Statement on Form S-1

File No. 333-195995

Filed May 15, 2014

Dear Mr. Crispino:

We are in receipt of your comment letter dated April 16, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to prior comments 8 and 14 regarding your Application Development segment and largest customer, Sutoer Solutions. According to the disclosure on pages 5 and 20, sales to Sutoer Solutions, a contractor for Houghton Mifflin, represented 87% of your total revenue for the 12 months ended March 31, 2014. Please substantially revise your management’s discussion and analysis and business sections to describe your relationship with Sutoer Solutions in more detail. For example, please provide the following disclosure:

•	Please provide a materially complete description of your agreements with Sutoer Solutions;
•	Please disclose the percentage of your revenue attributable to Sutoer Solutions for the three and nine month periods ended December 31, 2014;
•	In your MD&A, please explain any material period-to-period revenue changes attributable to Sutoer Solutions;
•	Please revise your business section to explain which descriptions refer to your arrangements with Sutoer Solutions. For example, it is unclear whether cited clients refer to Sutoer Solutions’ clients or your direct clients; and
•	File your agreements with Sutoer Solutions as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have substantially revised our disclosure regarding Sutoer Solutions in the following manner:

• We have provided a materially complete description of our agreement with Sutoer Solutions in the Client Base section on p. 22.

• We disclosed the percentage of our revenue attributable to Sutoer Solutions for the 3 and 9 month periods ended December 31, 2014

• We made clearer in the MD&A that the changes in revenue were driven primarily by activity in Sutoer Solutions

• We clarified on p. 22 whether a client was directly ours or not and disclosed that Houghton Mifflin is not our client, but is a client of Sutoer Solutions

• Our agreement with Sutoer Solutions has been provided as an exhibit

2.	We note your response to prior comment 3. We continue to note your interim financial statements do not contain page numbers. Please ensure financial statements in future amendments contain page numbers.

RESPONSE: We have updated the interim financial statements to contain page numbers.

Risk Factors

We Are Not a Fully Reporting Company Under the Securities Exchange Act of 1934 …, page 13

3.	In response to prior comment 9, you indicate that you have revised a risk factor to include a discussion about the effects on your ability to be quoted on the Over-the-Counter Bulletin Board should you suspend your periodic reporting obligations under Section 15(d). However, we are unable to find any disclosure that if you no longer continue to file periodic reports, you will no longer meet the Over-Counter Bulletin Board’s eligibility requirements to continue quotation. Please revise.

RESPONSE: We have added a risk factor addressing the risk that if we no longer continue to file periodic reports, we will no longer meet the Over-Counter Bulletin Board’s eligibility requirements to continue quotation.

Description of Business

Services: App Development unit includes the following services, page 22

4.	We note your response to prior comment 13 regarding your client base for your App Development unit and your focus on “acquiring multi-million dollar and multi-year projects.” Please revise the disclosure on page 22 to clarify, if true, that you have not yet entered into any multi-million dollar or multi-year projects and that 87% of your revenues for the fiscal year ended March 31, 2014 were generated from Sutoer Solutions. In addition, to provide investors context as to the size of your actual projects, consider disclosing average revenue per application or project.

RESPONSE: We clarified, on page 22, that the only multi-million dollar or multi-year projects performed by the Company is the Sutoer Agreement. We also provided an average range of a typical project.

Description of Property, page 26

5.	We note your response to prior comment 15 regarding your Bangalore month-to-month lease. Please file this agreement as an exhibit pursuant to Item 601(b)(10)(i)(D) of Regulation S-K or explain to us why the lease is not material.

RESPONSE: We have removed the reference to a month-to-month lease and included our actual lease for the office space in Bangalore.

Notes to Condensed Consolidated Financial Statements

Note 6 – Subsequent Events

6.	We note your response to prior comment 16. It does not appear that your disclosure has been expanded. Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

RESPONSE: We expanded the subsequent event disclosure in Note 6 of the interim financials to be in accordance with ASC 855-10-1.

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.	We note your expanded disclosures in response to prior comment 18. Please address the following items:
a.	Your expanded disclosures on page 23 indicate that you have customer owned applications and company owned applications. Please clarify your revenue recognition policy to disclose how you recognize revenue for your company owned applications.
b.	We note your expanded disclosures beginning on page 23 indicate that you offer or have offered ongoing support and updates for both your customer owned applications and company owned applications. Your revenue recognition policy does not appear to address these deliverables. Please advise. Refer to FASB ASC 985-605-25-66 through 25-73.

RESPONSE: We expanded the revenue recognition disclosure on p. F-8 to include our policy for company owned applications and customer owned applications.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the three and nine months ended December 31, 2014 and 2013, page 28

8.	Your response to the second bullet point in prior comment 23 that you do not recognize a tax benefit is unclear to us. Specifically in your interim consolidated statements of operations, we note for the three months ended December 31, 2013 and for the nine months ended December 31, 2014 and 2013, your net income increased from your income before provision for income taxes. As such, it appears that you do recognize a tax benefit in each of these periods. Please advise. Include a discussion of provision for income taxes that explains why the Company recognizes a tax benefit in each of these periods although you have generated income before income taxes.

RESPONSE: We have revised this risk factor to include a discussion about what the effect of a suspension in our periodic reporting obligations under Section 15(d) of the Exchange Act would have on our ability to be quoted on the OTCBB.

Liquidity and Capital Resources, page 33

9.	We note your expanded disclosures in response to prior comment 24. You should provide a more detailed discussion and analysis of operating cash flows for the year ended March 31, 2014 as well as for the nine months ended December 31, 2014. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350.

RESPONSE: We explained on page 33 why there is a tax benefit for the 3 and 9 month year ends in the MD&A.

Security Ownership of Certain Beneficial Owners and Management, page 40

10.	We note your response to prior comment 30 clarifying that your principal shareholders Jayaram Kode and Sekhar Kolla do not have a current role with you. Please explain why you disclose their addresses as the same as your principal executive offices if they are not officers, directors or employees. Otherwise, please revise to disclose their business, mailing or residence address.

RESPONSE: We revised the security ownership table to include Jayaram Kode’s and Sekhar Kolla’s personal addresses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date.

Sincerely,

AdeptPros, Inc.

By:	/s/ Venkat Nallapati
Name:	Venkat Nallapati
Title:	Chief Executive Officer